

September 2, 2021

James R. Meyer
Chief Executive Officer
FreightCar America, Inc.
125 South Wacker Drive, Suite 1500
Chicago, IL 60606

> **Re: FreightCar America, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 27, 2021**
> **File No. 333-259124**

Dear Mr. Meyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing